UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

FAT Brands Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30258N105

(CUSIP Number)

July 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30258N105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS HOT GFG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,259,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,259,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,594
10	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This percentage is based on 15,116,836 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-261371), filed with the U.S. Securities and Exchange Commission, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), on February 4, 2022.

SCHEDULE 13G

CUSIP No. 30258N105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Rachel Serruya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,259,594(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,259,594(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,594(1)
10	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares held directly by HOT GFG LLC. Ms. Rachel Serruya is the sole Director and President of HOT GFG LLC, and as such, Ms. Rachel Serruya may be deemed to have voting and investment power over such shares held by HOT GFG LLC. Ms. Rachel Serruya disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that she is the beneficial owner of such securities for any purposes.

(2)	This percentage is based on 15,116,836 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-261371), filed with the U.S. Securities and Exchange Commission, pursuant to Rule 424(b)(3) under the Securities Act, on February 4, 2022.

SCHEDULE 13G

CUSIP No. 30258N105	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer:

FAT Brands Inc.

(b)	Address of Issuer’s principal executive offices:

9720 Wilshire Blvd., Suite 500

Beverly Hills, California 90212

Item 2.

(a)	Name of persons filing:

This Schedule 13G (this “13G”) is being filed jointly by HOT GFG LLC, a Delaware limited liability company (“HOT GFG”), and Ms. Rachel Serruya, an individual (together with HOT GFG, the “Reporting Persons”).

The securities reported in this 13G are held directly by HOT GFG LLC. Ms. Rachel Serruya is the sole Director and President of HOT GFG LLC, and as such, Ms. Rachel Serruya may be deemed to have voting and investment power over such securities held by HOT GFG LLC. Ms. Rachel Serruya disclaims beneficial ownership of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent of her indirect pecuniary interest therein, if any, and this 13G shall not be deemed an admission that she is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purposes.

The Reporting Persons have previously entered into a Joint Filing Agreement, dated March 8, 2022, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file jointly this 13G and any subsequent amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of HOT GFG LLC is 210 Shields Court, Markham, Ontario L3R 8V2, Canada.

The address of the principal business office of Ms. Rachel Serruya is 1179 Katella Street, Laguna Beach, California 92651.

(c)	Citizenship:

HOT GFG is a Delaware limited liability company.

Ms. Rachel Serruya is a citizen of the United States of America.

(d)	Title of class of securities:

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP No.:

30258N105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:
	For HOT GFG	2,259,594
	For Rachel Serruya	2,259,594

(b)	Percent of class:
	For HOT GFG	14.9%
	For Rachel Serruya	14.9%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:
	For HOT GFG	0
	For Rachel Serruya	0

	(ii) Shared power to vote or to direct the vote:
	For HOT GFG	2,259,594
	For Rachel Serruya	2,259,594

	(iii) Sole power to dispose or to direct the disposition of:
	For HOT GFG	0
	For Rachel Serruya	0

	(iv) Shared power to dispose or to direct the disposition of:
	For HOT GFG	2,259,594
	For Rachel Serruya	2,259,594

The percent of class is based on 15,116,836 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-261371), filed with the U.S. Securities and Exchange Commission, pursuant to Rule 424(b)(3) under the Securities Act, on February 4, 2022.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2022	HOT GFG LLC

	By:	/s/ Rachel Serruya
		Name:	Rachel Serruya
		Title:	Sole Director and President

/s/ Rachel Serruya
RACHEL SERRUYA

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated March 8, 2022, by and between the Reporting Persons